UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-            .

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This report contains the registrant’s notice and agenda for its Annual General Meeting of Shareholders to be held on April 17, 2013, together with a copy of the form of proxy to be solicited by the registrant.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
	Name:	Carlos A. Boero Hughes
	Title:	Chief Financial Officer and Chief Accounting Officer

Date: April 9, 2013

Adecoagro S.A.

Société Anonyme

13-15, avenue de la Liberté,

L-1931 Luxembourg

R.C.S. Luxembourg: B 153.681

(the “Company”)

Convening Notice to the

Annual General Meeting of Shareholders

to be held on April 17, 2013 at 4.pm (CET)

at 13-15, avenue de la Liberté, L-1931 Luxembourg

Dear Shareholders

The Board of Directors of Adecoagro S.A. (the “Board”) is pleased to invite you to attend the Annual General Meeting of Shareholders of Adecoagro S.A. to be held on April 17, 2013 at 4.pm (CET) at the registered office of the Company in Luxembourg with the following agenda:

Agenda

1.	Approval of the Consolidated Financial Statements as of and for the years ended December 31, 2012, 2011, and 2010.

The Board of Directors of the Company recommends a vote FOR approval of the Company’s consolidated financial statements as of December 31, 2012, 2011 and 2010, after due consideration of the reports from each of the Board and the independent auditor on such consolidated financial statements. The consolidated balance sheets of the Company and its subsidiaries and the related consolidated income statements, consolidated statements of changes in shareholders’ equity, consolidated cash flow statements and the notes to such consolidated financial statements, the report from the independent auditor on such consolidated financial statements and management’s discussion and analysis on the Company’s results of operations and financial condition are included in the Company’s 2012 annual report, a copy of which is available on Company’s website at www.adecoagro.com. Copies of the Company’s 2012 annual report are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

2.	Approval of the Company’s annual accounts as of December 31, 2012.

The Board recommends a vote FOR approval of the Company’s annual accounts as of December 31, 2012, after due consideration of the Board’s management report and the report from the independent auditor on such annual accounts. These documents are included in the Company’s 2012 annual report, a copy of which is available on our website at www.adecoagro.com. Copies of the Company’s 2012 annual report are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

3.	Allocation of results for the year ended December 31, 2012.

Notwithstanding the net gain of $9,278,679 on a consolidated basis, under Luxembourg GAAP statutory solus accounts of the Company show a loss of $1,504,112 on a standalone basis. The Board recommends a vote FOR the carry forward of such loss.

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4.	Vote on discharge (quitus) of the members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2012.

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s annual accounts as of December 31, 2012, all who were members of the Board during the year 2012, be discharged from any liability in connection with the management of the Company’s affairs during such year.

The Board recommends a vote FOR the discharge (quitus) of the members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2012 and up to the date of the Annual General Shareholders meeting.

5.	Compensation of members of the Board of Directors.

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. The proposed aggregate compensation to our directors for fiscal year 2013 amounts to USD530,000 and a grant of restricted units of up to an aggregate amount of USD450,000 under the Adecoagro’s Amended and Restated Restricted Share and Restricted Stock Unit Plan.

The Board recommends a vote FOR the proposed compensation of directors.

6.	Appointment of PricewaterhouseCoopers S.àr.l., réviseur d’entreprises agréé as auditor of the Company for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2013.

The Board recommends a vote FOR the re-appointment of PricewaterhouseCoopers S.àr.l., réviseur d’entreprises agréé as auditor of the Company for a term ending for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2013.

7.	Election of the following members of the Board of Directors: Alan Leland Boyce, Andrés Velasco Brañes, and Paulo Albert Weyland Vieira for a term ending the date of the Annual General Meeting of Shareholders of the Company to be held in 2016.

The Directors are appointed by the General Meeting of Shareholders for a period of up to three (3) years; provided however the Directors shall be elected on a staggered basis, with one third (1/3) of the Directors being elected each year and provided further that such three year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. The Directors shall be eligible for re-election indefinitively.

The Board recommends a vote FOR the re-election of Alan Leland Boyce, Andrés Velasco Brañes, and Paulo Albert Weyland Vieira, each as member of the Board, for a term ending the date of the Annual General Meeting of Shareholders of the Company to be held on 2016.

Set forth below is a summary biographical information of each of the candidates:

Alan Leland Boyce. Mr. Boyce is a co-founder of Adecoagro and has been a member of the Company’s board of directors since 2002. Since 2005, Mr. Boyce has been the Chief Executive Officer of Absalon, a joint venture between Soros and the financial system of Denmark that assists in organizing a standardized mortgage-backed securities market in Mexico. Since 2007, he has also been a consultant for Soros, where he works to implement the Danish mortgage system in the United States. Since 1985, Mr. Boyce has served as the Chief Financial Officer of Boyce Land Co. Inc., a farmland management company that runs 10 farmland limited partnerships in the U.S. Mr. Boyce formerly served as the director of special situations at Soros from 1999 to 2007, where he managed an asset portfolio of the Quantum Fund and had principal operational responsibilities for the bulk of the fund’s investments in South America. Mr. Boyce also served as managing director in charge of fixed-income arbitrage at Bankers Trust from 1986 to 1999, as senior managing director for investment strategy at Countrywide Financial from 2007 to 2008, and worked at the U.S. Federal Reserve Board from 1982 to 1984. He graduated with a degree in Economics from Pomona College, and has a Masters in Business Administration from Stanford University. Mr. Boyce is an American citizen.

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Andrés Velasco Brañes. Mr. Velasco has been a member of the Company’s board of directors since 2011. Mr. Velasco was the Minister of Finance of Chile between March 2006 and March 2010, and was also the president of the Latin American and Caribbean Economic Association from 2005 to 2007. Prior to entering the government sector, Mr. Velasco was Sumitomo-FASID Professor of Development and International Finance at Harvard University’s John F. Kennedy School of Government, an appointment he had held since 2000. From 1993 to 2000, he was Assistant and then Associate Professor of Economics and the director of the Center for Latin American and Caribbean Studies at New York University. During 1988 to 1989, he was Assistant Professor at Columbia University. Currently Mr. Velasco serves as Adjunct Professor of Public Policy at Harvard University. He also performs consulting services on various economic matters rendering economic advice to an array of clients, including certain of our shareholders. Mr. Velasco holds a Ph.D. in economics from Columbia University and was a postdoctoral fellow in political economy at Harvard University and the Massachusetts Institute of Technology. He received an B.A. in economics and philosophy and an M.A. in international relations from Yale University. Mr. Velasco is a Chilean citizen.

Paulo Albert Weyland Vieira. Mr. Vieira has been a member of the Company’s board of directors since 2005. Since 1995, Mr. Vieira has been the founding partner of Vieira, Rezende, Barbosa e Guerreiro Advogados, a law firm in Brazil. Mr. Vieira’s family has been in the sugar and ethanol business for over 50 years, and Mr. Vieira served as a Director of UMA, a sugar and ethanol mill in Brazil, from 1990 to 2006, when UMA was acquired by IFH. From 1995 to 2006, Mr. Vieira served as a professor of banking and commercial law at the Faculdade de Direito da Pontificia Universidade Católica do Rio de Janeiro. He graduated with a degree in law from the Faculdade de Direito da Pontificia Universidade Católica do Rio de Janeiro and has a Masters in Law from Cambridge University Law School. Mr. Vieira is a Brazilian citizen.

***************

Each of the items to be voted on the Meeting will be passed by a simple majority of the votes validly cast, irrespective of the number of Shares represented.

Any shareholder who holds one or more shares(s) of the Company on March 18, 2013 (the “Record Date”) shall be admitted to the Meeting and may attend the Meeting in person or vote by proxy. Those shareholders who have sold their Shares between the Record Date and the date of the Meeting cannot attend the Meeting or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply.

Those holders who have withdrawn their shares from DTC between April 9, 2013 and the date of the Meeting should contact the Company in advance of the date of the meeting at 13-15, avenue de la Liberté, L-1931 Luxembourg or at Av. Fondo de la Legua 936, B1640EDO | Martínez, Pcia de Buenos Aires, Argentina, to make separate arrangements to be able to attend the meeting or vote by proxy.

Attached to this notice is a proxy card which you will need to complete in order to vote your Shares by proxy. Proxy cards must be received by the tabulation agent no later than 3:00 p.m. New York City Time on April 15, 2013 in order for such votes to count.

Please consult the Company’s website as to the procedures for attending the meeting or to be represented by way of proxy. A copy of this notice is also available on the Company’s website.

Copies of the Consolidated Financial Statements as of and for the years ended December 31, 2012, 2011, and 2010 of the Company and the Company’s annual accounts as of December 31, 2012 together with the relevant management and audit reports are available on the Company’s website www.adecoagro.com and may also be obtained free of charge at the Company’s registered office in Luxembourg.

Yours faithfully

The Board of Directors

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Procedures for Attending the Meeting and Voting by Proxy

Any shareholder who holds one or more shares(s) of the Company on March 18, 2013 (the “Record Date”) shall be admitted to the Meeting and may attend the Meeting in person, through their duly appointed attorneys or vote by proxy. Attorneys must properly evidence their powers to represent a shareholder by a valid power-of-attorney which should be filed no later than April 15, 2013 at the address indicated below.

In the event of Shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity, must present evidence of their authority to attend and vote at the Meeting, by means of a proper document (such as a general or special power-of-attorney) issued by the respective entity. A copy of such power of attorney or other proper document should be filed not later than April 15, 2013, at any of the addresses indicated below.

Address for filing powers-of-attorney:

Adecoagro S.A.

13-15 Avenue de la Liberté

L-1931 Luxembourg

Attention: Emilio Gnecco

To vote by proxy, holders of Shares will need to complete proxy cards. Proxy cards must be received by the tabulation agent at the return address indicated on the proxy cards, BNY Mellon Shareowner Services, P.O. Box 3350, South Hackensack, NJ 07606-9250, no later than 3:00 p.m. New York City Time on April 15, 2013 in order for such votes to count.

If you hold your shares through a brokerage account, please contact your broker to receive information regarding how you may vote your shares.

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Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A	Proposals — The Board of Directors recommends a vote FOR Proposals 1 – 7.

	For	Against	Abstain
1. Approval of the Consolidated Financial Statements of ADECOAGRO S.A. as of and for the years ended December 31, 2012, 2011, and 2010.	☐	☐	☐	7. Election of the following members of the Board of Directors, for a term ending the date of the Annual General Meeting of Shareholders of ADECOAGRO S.A. to be held on 2016:			+
2. Approval of ADECOAGRO S.A.’s annual accounts as of December 31, 2012.	☐	☐	☐	7.1 - Alan Leland Boyce	For ☐	Against ☐	Abstain ☐
3. Allocation of results for the year ended December 31, 2012.	☐	☐	☐	7.2 - Andrés Velasco Brañes	☐	☐	☐
4. Vote on discharge (quitus) of the members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2012.	☐	☐	☐	7.3 - Paulo Albert Weyland Vieira	☐	☐	☐
5. Compensation of the members of the Board of Directors.	☐	☐	☐

6.   Appointment of PricewaterhouseCoopers S.àr.l., réviseur d’entreprises agréé as auditor of ADECOAGRO S.A. for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2013.

	☐	☐	☐	THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED “FOR” ITEMS 1 THROUGH 7.

B	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

¢	1 U P X	+

01LVCC

Important notice regarding the Internet availability of proxy materials for the Annual General Meeting of Shareholders.

The Notice of Meeting is available at: http://www.adecoagro.com

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

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Proxy — Adecoagro S.A

Annual General Meeting of Shareholders – April 17, 2013

THIS PROXY IS SOLICITED BY THE COMPANY

The undersigned hereby appoints Mariano Bosch, and in case Mr Bosch is absent at the meeting, Emilio F. Gnecco, and in case Mr Gnecco is absent at the meeting, the chairman of the Annual General Meeting, each with power to act without the other and with power of substitution, as proxy and attorney-in-fact and hereby authorizes such persons to represent and vote, as provided on the other side, all the shares of Adecoagro S.A. Common Stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual General Meeting of Shareholders of Adecoagro S.A. to be held April 17, 2013 or at any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the Meeting.

(Continued and to be marked, dated and signed, on the other side)

C	Non-Voting Items

Change of Address — Please print new address below.	Comments — Please print your comments below.

¢	IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.	+